UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 4, 2003

Techsite Strategies Corp.

504 – 321 Water Street, Vancouver, BC V6B 1B8

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F   [X]           Form 40-F  [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information  to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [  ]                    No [X]

[